UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Huttig Building Products, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451 10 4

(CUSIP Number)

Ramiro G. Villarreal Morales

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya

325 Colonia Valle del Campestre

San Pedro Garza García, Nuevo León 66265

México

(011-5281) 8888-8888

(011-5281) 8888-4399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 448451 10 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEMEX, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,099 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 5)
14	TYPE OF REPORTING PERSON HC, CO

Item 1.	Security and Issuer

Certain of the information set forth in the Schedule 13D with respect to this Item 1 is hereby amended and supplemented as follows:

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D (the “Schedule 13D”) is filed to amend and supplement the Schedule 13D, dated December 22, 1999, filed by The Rugby Group Limited (formerly The Rugby Group PLC), a limited company registered in England and Wales under company number 206971 (“Rugby”) and a wholly-owned indirect subsidiary of CEMEX, S.A.B. de C.V., a publicly traded stock corporation with variable capital organized under the laws of Mexico (“CEMEX”), as amended and restated by Amendment No. 1 to the Schedule 13D filed by Rugby on April 26, 2000 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed by Rugby on August 23, 2001 (“Amendment No. 2”), relating to the common stock, par value $.01 per share (the “Common Stock”), of Huttig Building Products, Inc., a Delaware corporation (the “Issuer”), by CEMEX (the “Reporting Person”). The principal executive offices of the Issuer are located at 555 Maryville University Drive, Suite 400, St. Louis, MO, 63141.

Item 2.	Identity and Background

Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented as follows:

This Amendment No. 3 is being filed by CEMEX. The principal business and office address of CEMEX is Avenida Ricardo Margáin Zozaya, 325 Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, México. CEMEX, through its subsidiaries, engages in the production, marketing, distribution, and sale of cement, ready-mix concrete, aggregates, and other construction materials worldwide. On March 1, 2005, CEMEX acquired Rugby’s ultimate parent company, RMC Group plc, and therefore Rugby is an indirect wholly-owned subsidiary of CEMEX. CEMEX is filing this Amendment No. 3 in its capacity as the parent holding company of Rugby.

DIRECTORS AND EXECUTIVE OFFICERS OF

CEMEX

The following table sets forth certain information with respect to the directors and executive officers of CEMEX. Unless otherwise indicated, the business address for each director and executive officer of CEMEX is CEMEX, S.A.B. de C.V., Avenida Ricardo Margáin Zozaya, 325 Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, México.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Lorenzo H. Zambrano Treviño	Chairman of the Board of Directors and Chief Executive Officer	México

Armando J. García Segovia	Director	México

Rodolfo García Muriel	Director	México

Rogelio Zambrano Lozano	Director	México

Roberto Luis Zambrano Villarreal	Director	México

Bernardo Quintana Isaac	Director	México

Dionisio Garza Medina	Director	México

Tomás Milmo Santos	Director	México

José Manuel Rincón Gallardo Purón	Director	México

Francisco Javier Fernández Carbajal	Director	México

Rafael Rangel Sostmann	Director	México

Juan Romero Torres	President CEMEX Mexico	Spain

Jaime Gerardo Elizondo Chapa	President CEMEX South America and the Caribbean	México

Ignacio Madridejos Fernández	President CEMEX Northern Europe	Spain

Jaime Muguiro Domínguez	President CEMEX Mediterranean	Spain

Karl H. Watson Jr.	President CEMEX USA	United States of America

Joaquín Miguel Estrada Suarez	President CEMEX Asia	Spain

Fernando A. González Olivieri	Executive Vice President of Finance and Administration and Chief Financial Officer	México

Juan Pablo San Agustín Rubio	Executive Vice President of Strategic Planning and New Business Development	Spain

Luis Hernández Echávez	Executive Vice President of Organization and Human Resources	México

Francisco Garza	Vice Chairman of the Board of CEMEX Mexico, Chairman of CEMEX Latin America Advisory Board and Advisor to the CEO on Institutional Relations	México

Víctor M. Romo	Executive Advisor to the Chairman and CEO	México

Rafael Garza Lozano	Chief Accounting Officer	México

Ramiro G. Villarreal Morales	General Counsel	México

During the last five years, neither the Reporting Person nor any director or executive officer of the Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Certain of the information set forth in the Schedule 13D with respect to this Item 3 is hereby amended and supplemented as follows:

On December 17, 2012, Rugby, a wholly-owned indirect subsidiary of CEMEX, sold 5,755,940 shares of the Issuer’s Common Stock (the “Shares”) in a private transaction to a number of buyers, including the Issuer, at a purchase price equal to $1.10 per share, for an aggregate purchase price of $6,331,534, pursuant to certain Stock Purchase Agreements (as defined in Item 4 below).

In connection with the Sales Transactions (as defined in Item 4 below), Rugby also became entitled to receive, for no further consideration, an additional 24,099 shares of the Issuer’s Common Stock (the “Director Shares”) as a result of the service of its designee, pursuant to the Registration Rights Agreement (as defined in Item 6 below), on the Issuer’s board of directors prior to the Sales Transactions.

Item 4.	Purpose of Transaction

Certain of the information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and supplemented as follows:

On December 17, 2012, Rugby, a wholly-owned indirect subsidiary of CEMEX, entered into a Stock Purchase Agreement with the Issuer (the “Issuer Stock Purchase Agreement”), pursuant to which the Issuer purchased 1,000,000 of the Shares from Rugby in a private transaction at a purchase price equal to $1.10 per share, for an aggregate purchase price of $1,100,000 (the “Issuer Sale Transaction”). The Issuer Stock Purchase Agreement also sets forth the terms and conditions of the Issuer Sale Transaction, and contains customary representations and warranties from Rugby and the Issuer with respect to the qualifications and ability of each to enter into and complete the Issuer Sale Transaction.

On December 17, 2012, Rugby, a wholly-owned indirect subsidiary of CEMEX, entered into a Stock Purchase Agreement (the “Third Party Stock Purchase Agreement” and together with the Issuer Stock Purchase Agreement, the “Stock Purchase Agreements”) with certain buyers thereto. Under the terms of the Third Party Stock Purchase Agreement, the buyers acquired the remaining 4,755,940 Shares in a private transaction at a purchase price of $1.10 per share, for an aggregate purchase price of $5,231,534 (the “Third Party Sale Transaction” and together with Issuer Sale Transaction, the “Sale Transactions”). The Third Party Stock Purchase Agreement also sets forth the terms and conditions of the Third Party Sale Transaction, and contains customary representations and warranties from Rugby and the buyers with respect to the qualifications and ability of each to enter into and complete the Third Party Sale Transaction.

In connection with the Sales Transactions, Rugby also became entitled to receive, for no further consideration, the Director Shares as a result of the service of its designee, pursuant to the Registration Rights Agreement, on the Issuer’s board of directors prior to the Sales Transactions.

The foregoing descriptions of the terms of the Stock Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Issuer Stock Purchase Agreement and the form of Third Party Stock Purchase Agreement, which are incorporated by reference hereto as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D.

Except as set forth in this Amendment No. 3, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Certain of the information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and supplemented as follows:

(a) Since Rugby is a wholly-owned indirect subsidiary of CEMEX, CEMEX may be deemed to beneficially own the shares of the Issuer’s Common Stock held by Rugby. After the Sales Transactions, the Reporting Person was the beneficial owner of 24,099 shares of Common Stock, or 0.1% of the Issuer’s Common Stock, based upon 24,896,596 shares of the Issuer’s Common Stock issued and outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on October 26, 2012. None of the executive officers or directors of the Reporting Person beneficially owns any Common Stock.

(b)

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CEMEX, S.A.B. de C.V.	—	24,099	—	24,099

(c) Other than the acquisition and disposition of the shares of the Issuer’s Common Stock described in this Amendment No. 3, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Person during the past 60 days.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Director Shares held by the Reporting Person.

(e) Effective on December 17, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock upon consummation of the Sale Transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of the information set forth in the Schedule 13D with respect to this Item 6 is hereby amended and supplemented as follows:

As previously described in Amendment No. 1 and Amendment No. 2, pursuant to the Registration Rights Agreement, dated December 16, 1999, between Rugby and the Issuer (the “Registration Rights Agreement”), CEMEX, through its control of Rugby, was entitled to designate for nomination to the Issuer’s Board of Directors three directors, two directors and one director so long as Rugby and its affiliates held in the aggregate 30%, 20% and 10%, respectively, of the then outstanding Common Stock. Following the Sale Transactions, Rugby and its affiliates do not hold at least 10% of the Issuer’s issued and outstanding Common Stock, and therefore CEMEX no longer retains any designation rights with respect to the Issuer’s Board of Directors.

The foregoing description of the terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is incorporated by reference hereto as Exhibit 3 to this Schedule 13D.

Except as otherwise described in this Amendment No. 3, following the Sale Transactions, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1	Form of Issuer Stock Purchase Agreement dated December 17, 2012 by and between Rugby and the Issuer

Exhibit 2	Form of Third Party Stock Purchase Agreement dated December 17, 2012 by and among Rugby and certain buyers thereto

Exhibit 3	Registration Rights Agreement dated December 16, 1999 by and between Rugby and the Issuer (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by Rugby on April 26, 2000)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

CEMEX, S.A.B. DE C.V.

By:	/s/ Guillermo F. Hernandez Morales
Name:	Guillermo F. Hernandez Morales
Title:	Attorney